Exhibit 8.1

List of Subsidiaries of Spreadtrum Communications, Inc. (the “Registrant”)

Name of Entity	Jurisdiction of Incorporation
Direct or Indirect Wholly-Owned Subsidiaries:
Quorum Systems, Inc.	Delaware, U.S.A.

SPRD LLC	Delaware, U.S.A.

Spreadtrum Hong Kong Limited	Hong Kong

Spreadtrum International Limited	Hong Kong

Quorum Technology (H.K.) Limited	Hong Kong

Han & Qin International (BVI) Limited	British Virgin Islands

Spreadtrum Communications (Shanghai) Co., Ltd.	PRC

Spreadtrum Communications Technology (Shanghai) Co., Ltd.	PRC

Tianjin Spreadtrum Communications Co., Ltd.	PRC

Shanghai Han & Qin Investment Co., Limited	PRC

Affiliated Entity Consolidated in the Registrant’s Financial Statements:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.	PRC